As filed with  the Securities and Exchange Commission on August 30, 2007
                                                   Registration No. 333 - 143264
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          ----------------------------

                   POST-EFFECTIVE AMENDMENT NO. 1 TO FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                                 ---------------

                                  GROUPE DANONE
   (Exact name of issuer of deposited securities as specified in its charter)

                                 ---------------

                                       N/A
                   (Translation of issuer's name into English)

                                 ---------------

                             The Republic of France
            (Jurisdiction of incorporation or organization of issuer)

                          ----------------------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                 ---------------

                                 399 Park Avenue
                            New York, New York 10022
                                 (212) 816-6690
   (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                 ---------------

                             The Dannon Company Inc.
                               100 Hillside Avenue
                          White Plains, New York 10603
                                 (914) 872-8400
   (Address, including zip code, and telephone number, including area code, of agent for service)

                          ----------------------------

                                   Copies to:

       Robert C. Treuhold, Esq.                  Patricia Brigantic, Esq.
         Sami Toutounji, Esq.                         Citibank, N.A.
       Shearman & Sterling LLP               388 Greenwich Street, 17th Floor
           114, avenue des                      New York, New York 10013
           Champs-Elysees
        75008 Paris, France

                          ----------------------------

It is proposed that this filing become effective under Rule 466:
                                          |_|   immediately upon filing.
                                          |_|   on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: |_|

--------------------------------------------------------------------------------

      This Post Effective Amendment No. 1 to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

                              Cross Reference Sheet

Item 1.           DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
1.   Name of Depositary and address of its principal executive     Face of Receipt -  Introductory Article.
     office

2.   Title of Receipts and identity of deposited securities        Face of Receipt  - Top Center.

Terms of Deposit:

       (i)    The amount of deposited securities represented by    Face of Receipt  - Upper right corner.
              one American Depositary Share ("ADSs")

       (ii)   The procedure for voting, if any, the deposited      Face of Receipt - Paragraph (7);
              securities                                           Reverse of Receipt  - Paragraphs (12)
                                                                   and (13).

       (iii)  The collection and distribution of dividends         Face of Receipt - Paragraph (4);
                                                                   Reverse of Receipt - Paragraphs (11) and
                                                                   (12).

       (iv)   The transmission of notices, reports and proxy
              soliciting material                                  Reverse of Receipt - Paragraphs (13), (14) and (15).

       (v)    The sale or exercise of rights                       Face of Receipt - Paragraph (4);
                                                                   Reverse of Receipt - Paragraphs (11)
                                                                   and (12).

       (vi)   The deposit or sale of securities resulting from     Face of Receipt - Paragraphs (3);
              dividends, splits or plans of reorganization         Reverse of Receipt - Paragraphs (11) and (12) and
                                                                   (14).

       (vii)  Amendment, extension or termination of the deposit   Reverse of Receipt - Paragraphs (20) and (21) (no
              agreement                                            provision for extensions).

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
       (viii) Rights of holders of Receipts to inspect the         Reverse of Receipt - Paragraph (15).
              transfer books of the Depositary and the list of
              holders of ADSs

       (ix)   Restrictions upon the right to deposit or withdraw   Face of Receipt - Paragraphs (2), (3), (4), (5)
              the underlying securities                            and  (7).

       (x)    Limitation upon the liability of the Depositary      Reverse of Receipt - Paragraph (17).

Item 2.           AVAILABLE INFORMATION                            Face of Receipt - Paragraph (10).

      The Company has been subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and has filed certain reports with, and submitted certain information to, the United States Securities and Exchange Commission (the "Commission"), which reports can be retrieved from the Commission's internet website at www.sec.gov, and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549. The Company has filed a Form 15F ("Form 15F") with the Commission, which has suspended the Company's duty under the Exchange Act to file or submit the reports required under Sections 13(a) or 15(d) of the Exchange Act. Upon the effectiveness of Form 15F, the Company's duty to file or submit reports under Sections 13(a) or 15(d) of the Exchange Act will terminate and the Company will, pursuant to Rule 12g3-2(e)(1), receive the exemption from the reporting obligations of the Exchange Act provided by Rule 12g3-2(b). In order to satisfy the conditions of Rule 12g3-2(b), the Company intends to publish the information contemplated in Rule 12g3-2(b)(1)(iii) under the Exchange Act on its internet website or through an electronic information delivery system generally available to the public in the Company's primary trading market, and to translate the information so published into English in accordance with the instructions to Rule 12g3-2(e). The Company has specified in Form 15F the internet website or the electronic information delivery system on which it intends to publish such information. The information so published by the Company cannot be retrieved from the Commission's internet website, and cannot be inspected or copied at the public reference facilities maintained by the Commission. If the Form 15F is not declared effective, the Company will again be subject to the periodic reporting requirements of the Exchange Act and will be required to file with and submit to the Commission certain reports that can be retrieved from the Commission's internet website at www.sec.gov, and can be inspected and copied at the public reference facilities maintained by the Commission.

                                   PROSPECTUS

      The Prospectus consists of the form of American Depositary Receipt included as Exhibit A to the Form of Amendment No. 1 to Amended and Restated Deposit Agreement filed as Exhibit (a) to this Registration Statement on Form F-6 and is incorporated herein by reference.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.           EXHIBITS

         (a)(i) Form of Amendment No. 1 to Amended and Restated Deposit Agreement, by and among Groupe Danone (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder (including the form of American Depositary Receipt ("ADR") to be issued thereunder) ("Deposit Agreement"). -- Filed herewith as Exhibit (a)(i).

         (a)(ii) Amended and Restated Deposit Agreement, dated as of November 19, 1997, by and among the Company, the Depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder. -- Previously filed.

         (a)(iii) Deposit Agreement, dated as of December 3, 1990, by and among the Company, the Depositary, and all Holders from time to time of American Depositary Receipts issued thereunder ("Deposit Agreement"). - Previously filed.

         (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. -- None.

         (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. -- None.

         (d) Opinion of counsel for the Depositary as to the legality of the securities to be registered. -- Previously filed.

         (e)      Certificate under Rule 466.  -- None.

         (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. -- Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

(a) The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Amended and Restated Deposit Agreement, dated as of November 19, 1997, as proposed to be amended by the Form of Amendment No. 1 to Amended and Restated Deposit Agreement, by and among Groupe Danone, Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 30th day of August 2007.

                              Legal entity created by the Amended and Restated Deposit Agreement, dated as of November 19, 1997, as proposed to be amended by the Form of Amendment No. 1 to Amended and Restated Deposit Agreement, under which the American Depositary Shares evidenced by American Depositary Receipts registered hereunder are to be issued, each American Depositary Share representing One-fifth (1/5) of One Ordinary Share, in bearer form, nominal value (euro) 0.25 per Share, of Groupe Danone.

                              CITIBANK, N.A., solely in its capacity as Depositary


                              By: /s/ Susanna Ansala
                                  -------------------------------------
                                  Name: Susanna Ansala
                                  Title: Vice President

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Groupe Danone certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Paris, France, on August 30, 2007.

                                 GROUPE DANONE


                                 By: /s/ Franck RIBOUD
                                     -------------------------------------------
                                     Name: Franck RIBOUD
                                     Title: Chairman and Chief Executive Officer
                                            and Director

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to the Registration Statement on Form F-6 has been signed by the following persons in the following capacities on August 30, 2007.

Signature                               Title
---------                               -----


/s/ Franck Riboud                       Chairman and Chief Executive Officer and
-------------------------               Director
Franck Riboud



          *                             Principal Financial Officer/ Principal
-------------------------               Accounting Officer/Controller
Antoine Giscard d'Estaing


          *                             Director
-------------------------
Jacques Vincent


          *                             Director
-------------------------
Bruno Bonnell
Director


                                        Director
-------------------------
Michel David-Weill

          *                             Director
-------------------------
Emmanuel Faber

          *                             Director
-------------------------
Richard Goblet d'Alviella

          *                             Director
-------------------------
Naomasa Tsuritani

Signature                               Title
---------                               -----


          *                             Director
-------------------------
Bernard Hours


          *                             Director
-------------------------
Christian Laubie


          *                             Director
-------------------------
Jean Laurent


                                        Director
-------------------------
Hakan Mogren


          *                             Director
-------------------------
Jacques Nahmias


          *                             Director
-------------------------
Benoit Potier


          *                             Authorized Representative in the U.S.
-------------------------
Juan Carlos Dalto


*By: /s/ Franck RIBOUD                  Attorney-in-Fact
     --------------------
         Franck RIBOUD

                                Index to Exhibits

                                                                  Sequentially
Exhibit            Document                                       Numbered Page
-------            --------                                       -------------

(a)(i)             Form of Amendment No. 1 to Amended and
                   Restated Deposit Agreement